2025
EARNINGS REPORT


MAX

Q3


1
CCS

wallbox

2025
EARNINGS REPORT



Enric Asunción

Co-Founder &
Chief Executive Officer



Luis Boada

Chief Financial Officer



Michael Wilhelm

Investor Relations

Disclaimer

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this presentation other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox's future operating results and financial position, profitability and cost optimization, market dynamics, and business strategy and plans.

The words "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "focus," "forecast," "intend," "likely," "may," "might," "plan," "possible," "potential," "predict," "project," "should," ""target," will," "would" and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox's history of operating losses; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, legislation, tax credits and the impact of government incentives or reduction thereof; political and economic uncertainty and macroeconomic factors, such as impacts from tariffs and trade barriers, geopolitical conflicts, consumer spending, inflation and foreign exchange rates; the accuracy of Wallbox's forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox's supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox's reliance on the third-parties outside of its control; risks related to Wallbox's technology, intellectual property and infrastructure; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom, as well as the other important factors discussed under the caption "Risk Factors" in Wallbox's Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the "SEC"), accessible on the SEC's website at www.sec.gov and the Investors Relations section of Wallbox's website at investors.wallbox.com. Any such forward-looking statements represent management's estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

This presentation includes measures not calculated in accordance with the International Financial Reporting Standards ("IFRS"). See the slides at the end of this presentation for additional information and a reconciliation of these non-IFRS measures. Reconciliations of the forward-looking non-IFRS measures to the most directly comparable IFRS measures cannot be provided without unreasonable efforts and are not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations and certain other items reflected in our reconciliation of historical non-IFRS measures, the amounts of which could be material.

Unless otherwise indicated, information contained in this presentation concerning Wallbox's industry and the markets in which it operates, including its general expectations, market position and market opportunity, is based on its management's estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. While Wallbox believes the information from these third-party publications, research, surveys and studies is reliable, it does not guarantee the accuracy or completeness of such information, and Wallbox has not independently verified this information. Management's estimates are derived from publicly available information, their knowledge of the company's industry and their assumptions based on such information and knowledge, which they believe to be reasonable. This data involves a number of assumptions and limitations which are necessary subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Wallbox's periodic reports filed with the SEC under the caption "Risk Factors." These and other factors could cause Wallbox's future performance and market expectations to differ materially from its assumptions and estimates.

Q3 2025

Highlights

Q3 Revenue

€35.5M

2% YoY increase

Q3 Gross Margin[1]

39.8%

200 basis point sequential improvement

€6.9M

Adjusted EBITDA loss[3]



+33,000 AC units sold

~170 DC units sold

Q3 Cash Costs[2]

34%

Decrease YoY

1. See slide 18 for definitions
2. This is a non-IFRS measure. Please see slide 17 for a reconciliation of this financial measure to the most comparable IFRS metric
3. This is a non-IFRS measure. Please see slide 14 for a reconciliation of this financial measure to the most comparable IFRS metric

Q3 2025

Revenues by Geography


North America
€11.0M / 31%[1]
Europe
€23.6M / 66%[1]
LATAM
€725k / 2%[1]
APAC
€158k / 1%[1]

1. As percentage of revenue

Q3 2025

Revenues by Product



AC Sales

€22.4M / 63%[1]



DC Sales

€5.8M / 16%[1]



Software, Services & Others

€7.3M / 21%[1]


16%
63%
21%

1. As percentage of revenue

Q3 2025

Taking additional steps towards becoming the ultimate energy partner

Time of Use Tariffs

Integrate different electricity rates to schedule charging when it is cost effective



3:17
Electricity rates
Your energy tariff breakd
Off-Peak
0,1245 €/kWh
Daily
08:00 AM to 03:00 PM
06:00 PM to 12:00 AM
Shoulder
0,1245 €/kWh
Daily
08:00 AM to 03:00 PM
06:00 PM to 12:00 AM
Peak
0,1245 €/kWh
Daily
08:00 AM to 03:00 PM
06:00 PM to 12:00 AM
Done
3:17
Rate 3
Set the energy price and time slots for weekdays and weekends
Energy price
Enter price in €/kWh
0,1245
Weekdays
From
To
12:00 AM
07:00 AM
Add time slot
Use same slots on weekends
Weekends
From
To
Save

Smart Charging

Combine different Wallbox functionalities, including state-of-charge, for a complete smart charging solution in the future



State-of-Charge
3:17
Pulsar Plus - 45789
Ready by is active
Tbd
Stop
Energy source
3.4 kW
Grid
40%
Since you plugged in
7.3 kWh
2022 Tesla Model 3
Beta
Battery 40% · 278 km
Last updated at 08:00 am
Ready by 7:00 AM at 50%
15A · Power limit
Scheduled: Ready by is active
3:17
Type of tariff
What type of tariff do you ha
Fixed price
Time of Use
Dynamic
New
Continue
3:17
Ready by
Charge your EV to the right level by the time you need it.
Ready by
Departure time
08:00 AM
Target SoC 50%
1%
100%
This will override any existing scheduled charging sessions.
Save

Q3 2025

Market Overview

EVs Sold in Key Markets[1]


+39% YoY
ROW
EU
NA
1.50
0.3
0.7
0.5
1.79
0.3
0.9
0.5
1.67
0.3
0.9
0.4
1.92
0.4
1.1
0.5
2.09
0.5
1.0
0.6
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025

+ European EV market recovery continues
+ North American EV market shows mixed results
+ Removal of US tax credits generated pre-buying effect, likely followed by softer future EV market
+ Wallbox's key markets continue to grow, presenting opportunities to capitalize on this momentum

1. Rho Motion EV Charging Database – October 2025 – In Millions

Q3 2025

Financial Review

Q3 Revenue

€35.5M

Softer AC sales offset by stronger DC sales

Q3 Labor Costs & OPEX

€22.9M

28% YoY improvement as right sizing initiatives continue

Q3 Gross Margin[1]

39.8%

200 basis point improvement compared to last quarter

Q3 Adjusted EBITDA Loss[2]

€6.9M

8% QoQ improvement as we continue to make steps towards profitability


wallbox

1. See slide 18 for definitions
2. This is a non-IFRS measure. Please see slide 14 for a reconciliation of this financial measure to the most comparable IFRS metric

Q3 2025

Key Financial Metrics



€27.7M

Q3 Cash And Cash Equivalent And Financial Investments
Continuous focus on cash conservation

€179M

Q3 Loans and Borrowings
Reached a standstill agreement with the majority of our banking pool

€50.8M

Q3 Consolidated Inventory
34% YoY reduction

€0.3M

Q3 Capex
Continued focus on disciplined capital allocation

Q3 2025

Closing Thoughts


wallbox
wallbox

+ Mixed results in Q3 2025 but strong Gross Margin[1] improvement
+ EV market keeps growing but with regional volatility
+ Continuous positive trend of Adjusted EBTIDA[2]
+ Invest in sales organisation to capitalize on EV market growth

Q4 Expected Revenue Range	Q4 Expected Gross Margin[1]	Q4 Expected Adjusted EBITDA[2]
€36M-39M	38%-40%	€(6)M-(4)M

1. See slide 18 for definitions
2. This is a non-IFRS measure. Please see slide 14 for a reconciliation of this financial measure to the most comparable IFRS metric

Q&A



wallbox

Consolidated Statement of Profit or Loss[1]

Unaudited, in € 000's

	YEAR ENDED		QUARTER ENDED		
	2024	2023	Q3 2025	Q2 2025	Q3 2024
Revenue	163,943	143,769	35,481	38,289	34,656
Change in inventories and raw materials and consumables used	(107,920)	(95,503)	(21,346)	(23,806)	(26,671)
Gross Profit	**56,023**	**48,266**	**14,135**	**14,483**	**7,985**
Employee benefits	(71,488)	(81,236)	(12,148)	(13,161)	(17,673)
Other operating expenses	(54,089)	(59,788)	(10,736)	(11,142)	(14,187)
Amortization and depreciation	(37,873)	(28,443)	(9,487)	(10,082)	(9,264)
Impairment of assets	(26,415)	-	1,288	1,255	0
Net other income	25	14,260	(12)	(142)	(559)
Operating Loss	**(133,817)**	**(106,941)**	**(16,960)**	**(18,789)**	**(33,698)**
Financial income	1,945	1,472	53	136	284
Financial expense	(23,680)	(15,247)	(4,842)	(4,703)	(5,622)
Change in fair value derivative warrant liabilities	1,081	6,476	536	419	(5,683)
Foreign exchange gains/(losses)	(4,044)	1,466	193	7,778	1,686
Financial Results	**(24,698)**	**(5,833)**	**(4,060)**	**3,630**	**(9,335)**
Loss before Tax	**(158,515)**	**(112,774)**	**(21,020)**	**(15,159)**	**(43,033)**
Income tax credit	6,723	703	142	(903)	359
Loss for the Period	**(151,792)**	**(112,071)**	**(20,878)**	**(16,062)**	**(42,674)**

1. See slide 18 for definitions

Financial Overview

Reconciliation[1]

Unaudited, in € 000's

	YEAR ENDED		QUARTER ENDED		
	2024	2023	Q3 2025	Q2 2025	Q3 2024
Loss for the Period	**(151,792)**	**(112,071)**	**(20,878)**	**(16,062)**	**(42,674)**
Income tax credit	(6,723)	(703)	(142)	903	(359)
Amortization and depreciation	37,873	28,443	9,487	10,082	9,264
Financial income	(1,945)	(1,472)	(53)	(136)	(284)
Financial expenses	23,680	15,247	4,842	4,703	5,622
Change in fair value of derivative warrant liabilities	(1,081)	(6,476)	(536)	(419)	5,683
Foreign exchange gains/(losses)	4,044	(1,466)	(193)	(7,778)	(1,686)
EBITDA	**(95,944)**	**(78,498)**	**(7,473)**	**(8,707)**	**(24,434)**
Share based payment expenses	2,837	14,191	605	(18)	872
Other items	(25)	(3,094)	12	142	559
Negative goodwill	-	(11,166)	-	-	-
One-time expenses	6,123	3,031	1,207	2,292	1,035
Other non-cash expenses	712	1,360	-	41	159
Impairment of assets	26,415	-	(1,288)	(1,255)	-
Adjusted EBITDA	**(59,882)**	**(74,176)**	**(6,937)**	**(7,505)**	**(21,809)**

1. See slide 18 for definitions

Financial Overview

Cash & Cash Equivalents

Unaudited, in € 000's

	QUARTER ENDED 30 SEPTEMBER		YEAR ENDED 31 DECEMBER	
	2025	2024	2024	2023
Cash and cash equivalents	2,635	64,925	20,036	101,158
Financial Investments (1)	25,103	6,073	25,578	5,426
Cash, cash equivalents and Financial Investments	**27,738**	**70,998**	**45,614**	**106,584**

1. Financial Investments are included in Other Current Financial Assets

Investments and Loans & Borrowings

Unaudited, in € 000's

	QUARTER ENDED 30 SEPTEMBER		YEAR ENDED 31 DECEMBER	
	2025	2024	2024	2023
Investments in Property, plant and equipment and Intangible Assets				
Property, plant and equipment	(123)	339	3,114	9,106
Intangible assets - excluding R&D (salaries capitalized)	423	1,320	6,790	7,103
Total Investments in Property, plant and equipment and Intangible Assets	**300**	**1,659**	**9,904**	**16,209**
Non-Current Liabilities – Loans and Borrowings	67,344	84,059	66,659	80,861
Current Liabilities – Loans and Borrowings	111,804	123,379	131,810	126,496
Total Loans and Borrowings	**179,148**	**207,438**	**198,469**	**207,357**

Financial Overview

Reconciliation Cash Costs[1]

Unaudited, in € 000's

	YEAR 2025		YEAR 2024
	Q3	Q2	Q3
Employee benefits	(12,148)	(13,161)	(17,673)
Other operating expenses	(10,736)	(11,142)	(14,187)
Labor Costs & OPEX	**(22,884)**	**(24,303)**	**(31,860)**
R&D activation	(1,167)	(1,717)	(3,928)
Share based payment expenses	605	(18)	872
One-time expenses	1,207	2,292	1,035
Other non-cash expenses	-	41	159
Cash Costs	**(22,239)**	**(23,705)**	**(33,722)**

1. See slide 18 for definitions

Definitions and Disclosures

1. "EBITDA" is defined as loss for the period before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants, and foreign exchange gains/(losses).

2. "Adjusted EBITDA" is defined as EBITDA for the period further adjusted to take into account the impact of certain non-cash and other items that we do not consider in our evaluation of our ongoing operating performance. These non-cash and other items include, but not are limited to: share based payment plan expenses, certain one-time expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations, impairment of assets and other items outside the scope of our ordinary activities.

3. Operating loss consists of Wallbox's revenue and net other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses, impairment of assets, and amortization and depreciation.

4. Wallbox's revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services.

5. Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used divided by revenue.

6. Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment.

7. Cash costs is defined as labor costs & opex excluding R&D activation, share based payment expenses, one-time expenses and other non-cash expenses.

wallbox

Thank you
Gracias
Danke
谢谢

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